Exhibit 99.2

Momo Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MOMO)

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NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on August 2, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Momo Inc. (the “Company”) will be held at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China, at 2:00 pm (Beijing Time) on August 2, 2021, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider and, if thought fit, pass the following resolution:

“AS A SPECIAL RESOLUTION:

THAT the Company’s legal name be changed from “Momo Inc.” to “Hello Group Inc.””

The board of directors of the Company has fixed the close of business on July 2, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares of US$0.0001 each (the “Shares”) whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the EGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Shares represented by their ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Shareholders may obtain a copy of the Company’s extraordinary report, free of charge, from the Company’s website at https://ir.immomo.com/, or by contacting Momo Inc. at ir@immomo.com, or by writing to Momo Inc. at 20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People’s Republic of China, telephone: +86-10-5731-0567.

By Order of the Board of Directors,
Momo Inc.

By:	/s/ Yan Tang
Name:	Yan Tang
Title:	Executive Chairman of the Board of Directors

Beijing, China,
June 28, 2021